JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 17, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 471

Dear Ms. White:

This letter is in response to the comments you provided with respect to the Rule 485(a) filing of the Trust’s Registration Statement concerning the JPMorgan Global Allocation Fund’s Class A, Class C, Select Class and Class R2 Shares (the “Global Allocation Fund”) and the JPMorgan Global Unconstrained Equity Fund Class A, Class C, Select Class and Class R2, Class R5 and Class R6 Shares (the “Global Unconstrained Fund” and together, the “Funds”). Our responses to your comments are set forth below. This correspondence supersedes and replaces the previous correspondence related to the Funds filed on February 14, 2017. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which is currently scheduled to become automatically effective on March 1, 2017 pursuant to the Rule. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ Registration Statement.

PROSPECTUS COMMENTS FOR BOTH FUNDS

Class/Ticker

1.	Comment: Following the effectiveness of the scheduled changes to Select Class Shares of the Funds disclosed in the registration statement, please update the series information for the class on EDGAR.

Response: We plan to make these updates following the effectiveness of these changes.

Fees and Expenses of the Fund

2.	Comment: Please complete the Annual Fund Operating Expenses tables prior to effectiveness.

Response: The requested changes will be made.

3.	Comment: The Funds’ registration statement indicates that the Funds may engage in short sales as an investment strategy. Please include a separate line item in the fee table for dividend expense on securities sold short or explain why there is no such line item.

Response: In accordance with the requirements of Form N-1A, based on the Funds’ investments, the fee table does not require this line item. If required by the Form, future updates will include dividend expenses on securities sold short in each Fund’s fee table.

4.	Comment: If applicable, please disclose whether any recoupment is permitted under the Funds’ expense limitation agreements.

Response: The Funds confirm that under the terms of the expense limitation agreement the service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to, and in accordance with, such agreement.

5.	Comment: In the event that Select Class Shares of the Funds will be utilized as “Clean Shares” (as contemplated under SEC No-Action Letter to Capital Group (Jan. 11, 2017)), prior to such utilization, please consider disclosing that investors may pay brokerage commissions outside of the Funds.

Response: In the event that Select Class Shares will be utilized as “Clean Shares,” prior to such utilization, the Funds plan to review their disclosure for compliance with the requirements of Form N-1A and will add any appropriate disclosure regarding brokerage commissions paid outside of the Funds.

What are the Fund’s Main Investment Strategies?

6.	Comment: Given the reference to “Global” in each Fund’s name, please consider adding disclosure stating that each Fund will ordinarily invest in at least three countries outside of the United States.

Response: In response to the comment, we will add disclosure to each Fund’s prospectus which states “In managing the Fund, the adviser will invest in issuers in at least three countries other than the U.S. under normal circumstances.”

PROSPECTUS COMMENTS FOR THE GLOBAL ALLOCATION FUND

7.	Comment: The disclosure states that the Fund’s equity investments may include convertible securities. Please supplementally disclose whether the Fund intends to invest in contingent convertible securities as part of its principal investment strategy.

Response: The Fund does not currently intend to invest in contingent convertible securities as part of its principal investment strategy.

8.	Comment: The disclosure states that the Fund’s alternative investments may include “individual securities.” Please consider adding disclosure to more clearly articulate what is meant by “individual securities.”

Response: In response to the comment, the disclosure will be modified as follows: “The Fund’s alternative investments include securities that are not a part of the Fund’s global equity or global fixed income investments. These investments may include individual securities (such as convertible securities, inflation-sensitive securities and preferred stock), J.P. Morgan Funds, ETFs, exchange traded notes (ETNs) and exchange traded commodities (ETCs). The investments in this asset class may give the Fund exposure to: market neutral strategies, long/short strategies, real estate (including real estate investment trusts (REITS)), currencies and commodities.”

9.	Comment: If the Fund does not intend to primarily concentrate its ETF investments in passively managed ETFs, please consider deleting the sentence “A passively managed ETF is a registered investment company that seeks to track the performance of a particular market index or security. These indexes include not only broad-based market indexes but more specific indexes as well, including those relating to particular sectors, markets, regions or industries.”

Response: The Fund does intend to primarily concentrate its ETF investments in passively managed ETFs. We will revise the disclosure to further clarify this point.

10.	Comment: The disclosure refers to the use of “macro based strategies.” If a macro based strategy is expected to be utilized as a principal strategy, please consider adding disclosure to that effect.

Response: The Fund’s adviser may allocate to various strategies in implementing the Fund’s investment strategy. “Macro based strategies” are listed as an example of a potential allocation and may be used to a greater or lesser degree from time to time. Therefore, no disclosure has been added at this time.

11.	Comment: Please disclose, with respect to equity investments, whether the Fund has any limitations with respect to the market capitalizations of securities in which it invests, and with respect to fixed income investments, whether the Fund has any limitations on the duration of its fixed income portfolio. If the Fund has such limitations, please consider disclosing them in the strategy section of the prospectus.

Response: The disclosure will be revised as requested.

The Fund’s Main Investment Risks

12.	Comment: Please review the guidance issued with respect to risk disclosure and interest rates (see Fund Disclosure Reflecting Risks Related to Current Market Conditions, IM Guidance Update No. 2016-02) and consider whether any updates to the risk factor “Interest Rate and Credit Risk” would be appropriate.

Response: We have reviewed the current disclosure and believe that the disclosure appropriately addresses these risks.

13.	Comment: The principal risks section for the Fund includes “Industry and Sector Focus Risk.” If the Fund concentrates in a particular industry, please disclose.

Response: The Fund does not have a policy to concentrate in securities of issuers in a particular industry or group of industries (as described in Item 4 of Form N-1A). The Fund’s exposure to particular industries and sectors is expected to vary over time.

The Fund’s Past Performance

14.	Comment: As required by Form N-1A, please add an explanation regarding the rationale for the changes to the Bloomberg Barclays U.S. Aggregate – Unhedged USD broad-based securities market index listed in the Fund’s performance table.

Response: The disclosure will be revised as requested.

Investment Process

15.	Comment: The sentence “The Fund may utilize these investment strategies to a greater or lesser degree” appears both in the “Additional Information About the Fund’s Investment Strategies” section and in the “Investment Process” section. Please determine if both sentences are necessary and revise accordingly.

Response: The Fund will delete one of these references.

Investment Risks

16.	Comment: The following sentence is in the Investment Risks section: “Please note that the Fund also may use strategies that are not described herein but which are described in the Statement of Additional Information.” Please consider whether this disclosure should refer to “strategies,” “investment types” or both.

Response: The instructions to Item 9 in Form N-1A define “strategy” as including “any policy, practice, or technique used by the Fund to achieve its investment objectives.” Therefore, no change is being made at this time.

PROSPECTUS COMMENTS FOR THE GLOBAL UNCONSTRAINED FUND

17.	Comment: The prospectus discloses that, under ordinary circumstances, the Fund will invest at least 80% of its Assets in equity and equity-like securities. Are derivatives currently included in the calculation to meet the Fund’s 80% test under Rule 35d-1 and if so, does the Fund utilize the market or notional value of the derivatives in connection with calculating whether it meets its 80% test?

Response: “Equity-like” derivatives in which the Fund currently invests consist of structured instruments that the Fund may invest in from time to time, such as participation notes, which are valued at market value for purposes of the Fund’s 80% test.

What are the Fund’s Main Investment Strategies?

18.	Comment: The prospectus states that “Investments may also be sold if certain political and economic events occur…” Please consider explaining what types of events may result in the sale a security.

Response: In response to the comment, the disclosure will be modified as follows: “Investments may also be sold if certain adverse political and economic events occur…”

The Fund’s Main Investment Risks

19.	Comment: The principal risks section for the Fund includes “Industry and Sector Focus Risk.” If the Fund concentrates in a particular industry, please disclose.

Response: The Fund does not have a policy to concentrate in securities of issuers in a particular industry or group of industries (as described in Item 4 of Form N-1A). The Fund’s exposure to particular industries and sectors is expected to vary over time.

Additional Information About the Fund’s Investment Strategies

20.	Comment: To the extent that privately placed securities are expected to constitute a principal investment, please disclose this fact in the “What are the Fund’s Main Investment Strategies” section and add the associated risk to “The Fund’s Main Investment Risks” section.

Response: Privately placed securities are not expected to constitute a principal investment. The disclosure in the “More About the Fund” section will be modified if appropriate.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Investment Policies

21.	Comment: The disclosure states the Funds’ fundamental investment policy regarding industry concentration “does not apply to securities issued by other investment companies.” With respect to concentration, it is the Staff’s position that to the extent a fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a fund should consider that 25% of its assets in that fund will be in the industry.

Response: The Funds believe that their current policies on concentration, as disclosed in their Statements of Additional Information, comply with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of a Fund to concentrate its assets in any particular industry. The Funds are not aware of a requirement to “look through” underlying investment companies in which a Fund invests for purposes of administering its concentration policy. To the extent that a Fund determines its investment in an underlying investment company exposes a Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call me at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch

Zachary Vonnegut-Gabovitch

Assistant Secretary